LiveDeal, Inc.

6240 McLeod Drive, Suite 120

Las Vegas, NV 89120

May 14, 2013

Mark P. Shuman.

Unites States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	LiveDeal, Inc. (the “Company”) Form S-3/A (the “Registration Statement”) Filed March 20, 2013 File Number 333-187397

Dear Mr. Shuman:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 PM on Thursday, May 16, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LIVE DEAL, INC.

By: /s/ Jon Isaac
Name: Jon Isaac
Title: Chief Executive Officer